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                            [GERDAU AMERISTEEL LOGO]

                          GERDAU AMERISTEEL CORPORATION
                       ANNOUNCES SUCCESSFUL COMPLETION OF
                         EXCHANGE OFFER FOR SENIOR NOTES



TORONTO, ON, JANUARY 23, 2003 -- Gerdau Ameristeel Corporation (TSX:GNA.TO) announced today the successful completion of its offer to exchange up to $405,000,000 aggregate principal amount of registered 10 3/8% Senior Notes due 2011 (the "Exchange Notes") of Gerdau Ameristeel Corporation ("Gerdau Ameristeel") and GUSAP Partners (together with Gerdau Ameristeel, the "Issuers") for the Issuers' outstanding Notes (the "Existing Notes") which were offered in a private placement in June 2003. All of the Existing Notes validly tendered to the exchange offer have been accepted for exchange.

The exchange offer was contemplated in the Registration Rights Agreement dated June 27, 2003, pursuant to which the Issuers agreed to register substantially identical Notes, including unconditional guarantees on the Notes from certain of Gerdau Ameristeel's subsidiaries, and to offer to exchange the registered Exchange Notes for the Existing Notes.

The Exchange Notes (including the subsidiary guarantees) have substantially the same form and terms as the outstanding Existing Notes, except that the Exchange Notes are issued under a prospectus in Ontario and the Exchange Notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

The Exchange Notes have been accepted for clearance through the DTC and assigned the following CUSIP number: 37373MAC6. No payment of additional interest is required.


ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 26 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company's products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. GUSAP Partners is a partnership formed between Gerdau Ameristeel and its wholly-owned subsidiary, Gerdau Ameristeel MRM Special Sections Inc., that was created for the purpose of borrowing and providing funds to Gerdau Ameristeel and its subsidiaries.

This news release may contain forward-looking information with respect to Gerdau Ameristeel's operations. Actual results may differ from these forward-looking statements due to numerous


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factors, including global competition, steel imports, market supply and demand for steel, pricing of energy and raw material inputs and other matters. These and other factors are outlined in Gerdau Ameristeel's regulatory filings with the Canadian securities regulatory authorities and the Securities and Exchange Commission, including those in Gerdau Ameristeel's Annual Report for 2002 and its Form 40-F. All dollar amounts are in U.S. dollars unless otherwise specified.


For more information please contact:


Phillip E. Casey                      Tom J. Landa
President & CEO                       Vice President and Chief Financial Officer
Gerdau Ameristeel                     Gerdau Ameristeel
(813) 207-2225                        (813) 207-2300

pcasey@gerdauameristeel.com           tlanda@gerdauameristeel.com




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